SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SBS BROADCASTING SA

REPORTS FOURTH QUARTER RESULTS

FOURTH QUARTER

Net Revenues increased by 8%

Station Operating Cash Flow increased by 27%

Adjusted EBITDA increased by 32%

Net income of €37.6 million or €1.19 per share

YEAR

Net Revenues increased by 17%

Station Operating Cash Flow increased by 36%

Adjusted EBITDA increased by 43%

Net income of €49.8 million or €1.59 per share

LUXEMBOURG, March 7, 2005 – SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) today reported financial results for the three months and year ended December 31, 2004.

Results, which are attached, are in thousands of euros (except per share data) converted from local currencies.  The following report should be read in conjunction with the accompanying, unaudited financial statements.  Financial highlights are as follows:

	Three months ended December 31,			Year ended December 31,
	2003	2004	% change	2003	2004	% change

Net revenue	€195,881	€211,227	7.8%	€581,691	€678,277	16.6%
Station operating cash flow (1)	41,067	52,000	26.6%	88,160	119,589	35.6%
Adjusted EBITDA (2)	36,271	47,763	31.7%	73,051	104,335	42.8%
Operating income	23,592	39,182	66.1%	43,205	72,926	68.8%
Net income (3)	2,637	37,566		30,270	49,784

Net income per common share	€0.09	€1.19		€1.05	€1.59

Weighted average common shares	29,158	31,542		28,754	31,268

Cash provided by operating activities(4)	51,684	51,427		78,880	57,325

Station operating cash flow margin(5)	21.0%	24.6%		15.2%	17.6%
Adjusted EBITDA margin(5)	18.5%	22.6%		12.6%	15.4%

(1)          Station operating cash flow (“STOCF”) is defined as operating income plus corporate expenses, non-cash compensation, depreciation and amortization expenses (see page 12).

(2)          Adjusted EBITDA is defined as operating income plus non-cash compensation, depreciation and amortization (see page 13).

(3)          The net income for the year ended December 31, 2003 includes a non-cash investment gain of €29.2 million realized on the Veronica transaction completed on September 1, 2003. The net income for the year ended December 31, 2004 includes non-recurring investment gains of €9.8 million and non-recurring tax benefits of €9.9 million.

(4)          Cash provided by operating activities for the year ended December 31, 2003, includes a non-recurring cash benefit of €26 million from prepaid subscription fees in our print operations, which were consolidated from September 1, 2003.

(5)          Station operating cash flow margin is STOCF expressed as a percentage of net revenue, and adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of net revenue.

Commenting on the results, Markus Tellenbach, SBS’s Chief Executive Officer, said: “With more than €100 million of EBITDA in 2004 the Company’s operating and financial performance exceeded our expectations and we are in a strong position to build on those gains this year.  In 2004 we continued to improve our operating performance while also investing in complementary activities to drive growth.  As a result our revenue growth continues to outpace the market with increased viewing shares in most of our markets as we develop new revenue streams by leveraging our broadcasting assets.

“Through the launch of new digital channels across our footprint and the acquisition of the C More Group we are strategically diversifying our revenue streams through the addition of subscription services that utilize our management and operating infrastructure. As we integrate these new assets and implement our business plan we will seek to continue to increase profitability. With a sound balance sheet, our pan-European footprint and improving cash flows, we are well-positioned to take advantage of the increasing adoption of digital technologies in our markets and to seek prudent expansion opportunities such as our recent investments in the fast-growing Romanian television and radio market.”

Recent Developments

Pay TV

On February 9, 2005, the Company announced that it had agreed to acquire all of the shares of C More Group AB (“C More”) for €269.6 million in cash.  The acquired net assets of C More include approximately €20 million in cash at December 31, 2004.  Competition authority approvals have been obtained and the acquisition is expected to close on March 8, 2005.  The sellers are primarily private equity funds represented by Baker Capital and Nordic Capital.

C More is the leading Nordic pay entertainment provider, with over 770,000 subscribers in Sweden, Norway, Finland and Denmark. As the only provider of both premium sports and premium movies in the Nordic region, which it provides under the Canal+ and C More brands, C More enjoys market-leading positions in Sweden, Norway and Finland.  The channels are distributed primarily by direct-to-home satellite (DTH), cable, broadband and, increasingly, by digital terrestrial transmission (DTT).  In 2004, C More Group had revenues of SEK 1,657 million (€181 million) from channel subscriptions and other sources.  C More has had positive net income for the last three years and has no debt.

On March 7, 2005, we entered into a €300 million unsecured bridge facility agreement with ABN Amro Bank N.V. and then drew down €210 million in order to finance in part our acquisition of C More Group AB for €269.6 million (which is expected to close March 8, 2005).  We are planning to finance the remainder of the purchase price from the Company’s cash balances.  Amounts outstanding under the bridge facility bear interest at a rate of EURIBOR plus 0.7% per annum. The bridge facility has a term of six-months. We intend to repay amounts borrowed under the bridge facility through a syndicated bank loan or by issuing debt securities or both, subject to market conditions.

Romania

On March 1, 2005, we increased our equity stake in Prima TV to 86%, following the purchase of an additional 48.8% indirect equity stake and Prima TV debt for €7.8 million from Romanian Investment and Development srl, which is owned by Cristian Burci, SBS’s former

Romanian partner in Prima TV.  SBS has held a minority ownership interest in Prima TV since July 2001 and originally invested in Prima TV in March 2000.

We also acquired Romania’s leading FM radio network Kiss FM, and FM radio network Radio Star from MG Media Group Holding S.A. for a total of €22.5 million on a debt-free basis. The radio acquisition is subject to the post-closing condition of approval from competition authorities.

Greece

In October 2004, the Greek Council of State granted several applications for the annulment of all 15 four-year FM radio licenses awarded by the Greek Ministry of Press and Mass Media in March 2002. Among these is the license granted to Lampsi, our FM station in Athens. The Council of State’s judgment was based on a number of alleged deficiencies in the license tender process (and, with respect to Lampsi, on the grounds that Lampsi’s ownership structure did not comply with Greek media law as then in effect).  The Greek Council of State judgment was not subject to appeal under Greek law and, accordingly, in December 2004, SBS filed a complaint with the EC Commission on the grounds that the Greek rules on media ownership infringe EU law.  In January 2005, Greece adopted an additional law relating to disclosure of ownership interests in Greek radio stations, which had the effect of eliminating altogether the ability of a listed company to have any such ownership interest.  Because of SBS’s ownership interest in Lampsi, Lampsi is unable to satisfy the requirements of Greek law with respect to licensing requirements. In response to these developments, SBS intends to supplement its December 2004 EC complaint to also include an objection to the January 2005 law on the same grounds.

Although Greek law is unclear, it appears that the affected radio stations, including Lampsi, will be able to continue their broadcasts until the Greek Ministry initiates a new radio license tender process (expected to occur in the second half of 2005), and provided they participate in the tender process, until the award of the new licenses. Because the Greek government is obliged to adhere to EU law, SBS believes that Lampsi should be able to participate in the upcoming tender process.

Sweden

On December 20, 2004, we increased our ownership in our Swedish Radio operations from 51% to 59% through a cash capital contribution of SEK 40 million (€4.4 million).

Other

On October 20, 2004, we sold our investment in Telitas AS for a cash consideration of €2.8 million. We recorded an investment gain of €2.7 million on this sale.

In December 2004, we exercised 1.7 million warrants that were exercisable into common shares of Lions Gate Entertainment Corp. until December 31, 2004 at an exercise price of $5 per share. In the three months and year ended December 31, 2004, we recorded investment gains of €2.0 million and €7.0 million, respectively, on these warrants and related exercise and sale of the common shares.

Financial Statements

We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the US (“US GAAP”).

Our consolidated financial statements for the three months and year ended December 31, 2003 were affected by the sale of our 30.4% equity interest in TVN and TVN7 in Poland in December 2003; and by the acquisition of the Print operations from Veronica Holding B.V. in September 2003, the acquisition of Radio operations in Norway and Denmark in September 2003, and the merger of our Swedish Radio operations with Bonnier Radio AB in October 2003 (the “2003 Acquired Operations”).

Our consolidated financial statements were also affected by the launch of our first digital television stations under the brand, The Voice TV, in Denmark, Norway, Sweden and Finland starting in August 2004, and by the launch of Irisz in Hungary in September 2004 and VijfTV in Belgium in October 2004. The launch of the six stations had a negative impact on operating income of €6.6 million for the year ended December 31, 2004.

Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro and incur substantial operating expenses in these currencies.  We also incur significant operating expenses for programming in US dollars.  Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the weighted average exchange rates for the period.  Any resulting balance sheet translation adjustments are recorded as accumulated other comprehensive income (loss) within shareholders’ equity.  Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

In the discussions of the results for the three months and year ended December 31, 2004 compared to the three months and year ended December 31, 2003, we divide our operations into three segments:

•                  “Television operations”, which include: TVNorge (in Norway), Kanal 5 (in Sweden), TvDanmark and Kanal 5 (in Denmark) and jointly referred to as “our Danish Television operations”; VT4 and, from October 2004, VijfTV (in Flemish Belgium) and jointly referred to as “our Belgian Television operations”; SBS6, NET5 and Veronica (in The Netherlands) and jointly referred to as “our Dutch Television operations”; TV2 and, from September 2004, Irisz (in Hungary) and jointly referred to as “our Hungarian Television operations”; from August 2004, The Voice TV (in Denmark, Norway, Sweden and Finland); and other related operations that are not material.

•                  “Radio operations”, which include: The Voice, Pop FM and, from September 2003, Radio 2 and Nyhedsradioen 24/7 (in Denmark) and jointly referred to as “our Danish Radio operations”; The Voice in Stockholm, Radio City in Gothenburg and Malmoe, 106.7 Rockklassiker and Studio 107.5 in Stockholm, and, from October 2003, Mix Megapol, Vinyl and Lugna Melodier (in Sweden) and jointly referred to as “our Swedish Radio operations”; from September 2003, Radio 1 and The Voice (in Norway) and jointly referred to as “our Norwegian Radio operations”; KISS FM, Radio City, Radio Sata, Radio Mega, Radio 957, Radio Jyväskylä and Iskelmäradio (in Finland) and jointly referred to as “our Finnish Radio operations”; and Lampsi (in Greece).

•                  “Print operations”, which include the Veronica Magazine and the Satellite Magazine in the Netherlands. We acquired these magazines on September 1, 2003, and accordingly, the results of operations have been reflected in our consolidated financial statements since that date.

Results from TVN and TVN7 in Poland (through December 2, 2003), Prima TV in Romania, and ATV in Austria (through December 4, 2003) are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. These are subsidiaries in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations.

When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Net Revenue

	Three months ended December 31,		Year ended December 31,
	2003	2004	2003	2004

Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	61.3%	58.5%	66.7%	63.6%
Selling, general and administrative expenses	17.7%	16.9%	18.1%	18.8%
Corporate expenses	2.4%	2.0%	2.6%	2.2%
Non-cash compensation	2.3%	0.2%	0.9%	0.4%
Depreciation and Amortization	4.2%	3.9%	4.3%	4.2%

Three months ended December 31, 2004 compared to three months ended December 31, 2003

Net Revenue

Net revenue increased €15.3 million, or 8%, from €195.9 million for the three months ended December 31, 2003 to €211.2 million for the three months ended December 31, 2004.

The net revenues increased €12.1 million, or 7%, at our Television operations, mainly due to increased net revenues of €3.6 million, or 20%, at our Belgian Television operations, mainly due to the increased viewing shares at VT4 and the launch of VijfTV on October 1, 2004. The net revenues increased €3.5 million, or 15%, at Kanal 5, and €2.9 million, or 11%, at our Hungarian Television operations, mainly due to an increased television advertising market. Each of our Danish Television operations and TV Norge had increased net revenues of €1.3 million representing 12% and 8%, respectively. Such increases were partly offset by decreased net revenues of €1.8 million, or 3%, at our Dutch television operations, mainly due to a decrease in television advertising market.

Our Radio operations net revenues increased €1.5 million, or 9%, mainly due to increased net revenues of €1.7 million, or 72%, at our Norwegian Radio operations, €0.4 million, or 8%, at our Swedish operations and €0.3 million, or 25%, at Lampsi. This increase was partly offset by decreased net revenues at our Danish Radio operations of €0.9 million, or 21%, mainly due to a decrease in the Danish radio advertising market and a decrease in cable fees of approximately € 0.4 million.

Our Print operations had increased net revenues of €1.7 million, or 11%, mainly due to increased subscription income reflecting increased prices.

Station Operating Expenses

Station operating expenses increased €3.5 million, or 3%, from €120.1 million for the three months ended December 31, 2003 to €123.6 million for the three months ended December 31, 2004, mainly due to programming expenses at our newly launched television stations. Excluding such expenses, our station operating expenses decreased €1.4 million, or 1%.   Station operating expenses expressed as a percentage of net revenues were 61.3% and 58.5% for the three months ended December 31, 2003 and 2004, respectively.

Our Television operations had increased station operating expenses of €3.8 million, or 4%, for the three months ended December 31, 2004, compared to the three months ended December 31, 2003, mainly due to programming expenses at our newly launched VijfTV, Irisz and The Voice TV of €2.9 million, €1.0 million and €1.0 million, respectively.

Our Radio operations had increased station operating expenses of €0.5 million, or 7%, mainly due to expenses at our Finnish and Norwegian Radio operations.

Our Print operations had decreased print and distribution expenses of €0.7 million, or 8%, mainly due to reduced printing expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €0.9 million, or 3%, from €34.7 million for the three months ended December 31, 2003 to €35.6 million for the three months ended December 31, 2004, mainly due to expenses of €1.3 million at our newly launched television stations. Excluding such expenses, our selling, general and administrative expenses decreased €0.4 million, or 1%. Selling, general and administrative expenses expressed as a percentage of net revenues were 17.7% and 16.9% for the three months ended December 31, 2003 and 2004, respectively.

Corporate Expenses

Corporate expenses decreased €0.6 million, or 12%, from €4.8 million for the three months ended December 31, 2003 to €4.2 million for the three months ended December 31, 2004, mainly due to lower performance bonuses. Corporate expenses expressed as a percentage of net revenues were 2.4% and 2.0% for the three months ended December 31, 2003 and 2004, respectively.

Non-cash Compensation

Non-cash compensation decreased €4.0 million from €4.4 million for the three months ended December 31, 2003 to €0.4 million for the three months ended December 31, 2004. The decrease was mainly due to the absence in 2004 of stock options subject to variable accounting treatment. Non-cash compensation expressed as a percentage of net revenues was 2.3% and 0.2% for the three months ended December 31, 2003 and 2004, respectively.

Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased €0.1 million, or 1%, from €8.2 million for the three months ended December 31, 2003 to €8.1 million for the three months ended December 31, 2004, mainly due to reduced depreciation of production equipment used for local productions. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.2% and 3.9% for the three months ended December 31, 2003 and 2004, respectively.

Operating Income

Operating income increased €15.6 million, or 66%, from €23.6 million for the three months ended December 31, 2003 to €39.2 million for the three months ended December 31, 2004, mainly due to an increase of €8.3 million at our Television operations, and a decrease in non-cash compensation of €4.0 million.

The increase at our Television operations was primarily attributable to increased operating income at our Dutch Television operations of €5.9 million, and at our Danish Television operations of €2.4 million.

Our Radio operations had a lower operating loss of €0.3 million, or 47%, mainly due to decreased operating losses of €0.9 million at our Swedish Radio operations and improved operating income of €0.5 million at our Norwegian Radio operations. Such decreases were partly offset by increased operating losses at our Danish Radio operations of €0.8 million.

Our Print operations had increased operating income of €2.4 million, or 134%, mainly due to increased subscription fees and lower printing cost.

Equity in Income (Loss) from Unconsolidated Subsidiaries

Equity in income (loss) from unconsolidated subsidiaries improved €3.5 million from a loss of €3.0 million for the three months ended December 31, 2003 to an income of €0.5 million for the three months ended December 31, 2004, mainly due to an impairment charge of €2.8 million recorded in 2003 on our investment in TVN in Poland.

Net Interest Expense

Net interest expense decreased €4.8 million, or 66% from €7.2 million for the three months ended December 31, 2003 to €2.4 million for the three months ended December 31, 2004. The decrease was primarily attributable to the absence in 2004 of a €2.2 million non-cash loss on an interest rate swap related to our 12% Senior Notes, the absence of interest expenses related to the 7% Convertible Notes converted in December 2003, and lower interest on our 12% Senior Notes reflecting the redemption of €31 million of the notes.

Foreign Exchange Gains

Foreign exchange gains decreased €2.0 million from €3.6 million for the three months ended December 31, 2003 to €1.6 million for the three months ended December 31, 2004, primarily attributable to lower currency gains in 2004 on our US dollar-denominated liabilities.

Investment Gain (Loss)

We recorded an investment gain of €4.8 million in the three months ended December 31, 2004, mainly due to a gain of €2.7 million on the sale of our investment in Telitas AS, and a €2.0 million gain on the 1.7 million warrants and related exercise and sale of common shares of Lions Gate Entertainment Corp. in December 2004 at an exercise price of $5 per share. In the three months ended December 31, 2003, we recorded a €0.9 million reduction of the non-cash investment gain recognized on the Veronica transaction completed on September 1, 2003 to properly reflect updated purchase price adjustments.

Loss on Extinguishment of Debt

In the three months ended December 31, 2003, we recorded a loss of €0.2 million on the extinguishment of $11.4 million face value of our 7% Convertible Subordinated Notes. No debt was extinguished in the three months ended December 31, 2004.

Other Expenses, Net

Other expenses, net, decreased €0.2 million from €0.7 million for the three months ended December 31, 2003 to €0.5 million for the three months ended December 31, 2004.

Income Taxes

Income taxes decreased €10.0 million from an expense of €9.4 million for the three months ended December 31, 2003 to a tax benefit of €0.6 million for the three months ended December 31, 2004, mainly due to a €6.9 million reduction of the valuation allowances for our deferred tax assets and a tax benefit of €3.0 million from a decrease of the corporate income tax rates applicable to our Dutch Television operations.

Net Income

As a result of the foregoing, our net income increased €35.0 million from €2.6 million for the three months ended December 31, 2003 to €37.6 million for the three months ended December 31, 2004. Without the non-recurring investment gains and tax benefits recorded in the three months ended December 31, 2004, the net income increased €20.4 million, from €2.6 million for the three months ended December 31, 2003 to €23.0 million for the three months ended December 31, 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003

Net Revenue

Net revenue increased €96.6 million, or 17%, from €581.7 million for the year ended December 31, 2003 to €678.3 million for the year ended December 31, 2004.

The increase in net revenues at our Television operations was €42.1 million, or 8%, mainly due to increased net revenues of €14.0 million, or 18%, at our Hungarian Television operations due to an increased television advertising market. Our Belgian Television operations had increased net revenues of €11.4 million, or 21%, and Kanal 5 had increased net revenues of €5.3 million, or 6%, mainly due to increased viewing shares. Our Dutch Television operations had increased net revenues of €4.3 million, or 2%, despite an unchanged television advertising market. Our Danish Television operations had increased net revenues of €4.1 million, or 10%, in line with the increase in the television advertising market. Despite a weakening of the Norwegian kroner against the euro, TVNorge had increased net revenues of €1.7 million, or 3%. In the local currency, net revenues increased 8%, mainly due to an increase in the television advertising market.

Our Radio operations net revenues increased €12.0 million, or 26%, mainly due to revenues at our 2003 Acquired Operations.

Our Print operations, acquired in September 2003, had net revenues of €63.4 million for the year ended December 31, 2004, compared to net revenues of €21.0 million for the four months ended December 31, 2003.

Station Operating Expenses

Station operating expenses increased €43.3 million, or 11%, from €388.2 million for the year ended December 31, 2003 to €431.5 million for the year ended December 31, 2004, mainly due to expenses at our 2003 Acquired Operations and at our newly launched television stations. Station operating expenses expressed as a percentage of net revenues were 66.7% and 63.6% for the years ended December 31, 2003 and 2004, respectively.

Station operating expenses at our Television operations increased €13.4 million, or 4%, mainly due to programming expenses at our newly launched VijfTV, Irisz and The Voice TV of €2.9 million, €1.0 million and €2.0 million, respectively. Excluding the expenses at our newly launched stations, the Television operations had increased station operating expenses of €7.6 million, or 2%, mainly due to increased programming expenses of €3.0 million, or 8%, at Kanal 5 and €2.4 million, or 6%, at VT4.

Our Radio operations had increased station operating expenses of €7.5 million, or 40%, mainly due to expenses at our 2003 Acquired Operations.

Our Print operations had print and distribution expenses of €35.0 million for the year ended December 31, 2004, compared to €12.6 million for the four months ended December 31, 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €21.8 million, or 21%, from €105.4 million for the year ended December 31, 2003 to €127.2 million for the year ended December 31, 2004, primarily attributable to expenses at our 2003 Acquired Operations and expenses at our recently launched stations. Excluding such increases, the selling, general and administrative expenses increased €4.7 million, or 4%. Selling, general and administrative expenses expressed as a percentage of net revenues were 18.1% and 18.8% for the years ended December 31, 2003 and 2004, respectively. As our Radio operations typically have relatively higher selling, general and administrative expenses compared to our Television and Print operations, the increase in expenses expressed as a percentage of net revenue reflects the higher proportion of expenses related to our Radio operations due to the 2003 Acquired Operations.

Corporate Expenses

Corporate expenses increased €0.2 million, or 1%, from €15.1 million for the year ended December 31, 2003 to €15.3 million for the year ended December 31, 2004, mainly due to expenses related to Sarbanes-Oxley compliance work. Such increases were partly offset by lower performance bonuses. Corporate expenses expressed as a percentage of net revenues were 2.6% and 2.2% for the years ended December 31, 2003 and 2004, respectively.

Non-cash Compensation

Non-cash compensation decreased €2.0 million from €5.0 million for the year ended December 31, 2003 to €3.0 million for the year ended December 31, 2004. The decrease was mainly due to the absence in 2004 of stock options subject to variable accounting treatment. Non-cash compensation expressed as a percentage of net revenues was 0.9% and 0.4% for the years ended December 31, 2003 and 2004, respectively.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €3.5 million, or 14%, from €24.9 million for the year ended December 31, 2003 to €28.4 million for the year ended December 31, 2004, mainly due to depreciation and amortization at our 2003 Acquired Operations. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.3% and 4.2% for the years ended December 31, 2003 and 2004, respectively.

Operating Income

Operating income increased €29.7 million from €43.2 million for the year ended December 31, 2003 to €72.9 million for the year ended December 31, 2004, primarily due to increased operating income of €26.2 million at our Television operations.

The increase in operating income at our Television operations was primarily attributable to increased operating income at our Hungarian Television operations of €11.2 million. The increase was also attributable to improved performance at our Danish Television operations of €4.9 million, at our Dutch Television operations of €4.1 million and at our Belgian Television operations of €4.0 million.

Our Radio operations had decreased operating income of €7.9 million, mainly due to lower operating income of €5.9 million at our Danish Radio operations due to a decrease in the Danish radio advertising market and a decrease in cable fees of approximately € 1.5 million.

Our Print operations had an operating income of €12.1 million for the year ended December 31, 2004, compared to operating income of €2.5 million for the four months ended December 31, 2003.

Equity in Loss from Unconsolidated Subsidiaries

Equity in loss from unconsolidated subsidiaries decreased €6.2 million from €7.3 million for the year ended December 31, 2003 to €1.1 million for the year ended December 31, 2004, mainly due to a loss of €8.9 million recorded in 2003 on the sale of our investment in TVN in Poland.

Net Interest Expense

Net interest expense decreased €12.6 million, or 51%, from €24.6 million for the year ended December 31, 2003 to €12.0 million for the year ended December 31, 2004. The decrease was primarily attributable to the absence in 2004 of interest expense on our 7% Convertible Subordinated Notes which were repurchased and extinguished in December 2003. This decrease was also due to the absence in 2004 of a €2.2 million loss on an interest rate swap related to our 12% Senior Notes.

Foreign Exchange Gains

Foreign exchange gains decreased €8.4 million, from €12.2 million for the year ended December 31, 2003 to €3.8 million for the year ended December 31, 2004, primarily attributable to a lower currency gain in 2004 on our US dollar-denominated liabilities.

Investment Gains (Losses)

Investment gains decreased €19.3 million from €29.1 million for the year ended December 31, 2003 to €9.8 million for the year ended December 31, 2004, mainly due to a non-cash investment gain recorded in 2003 on our share of the transfer of 10% equity interest in our Dutch Television operations as consideration for the Print operations. In the year ended December 31, 2004, we recorded an investment gain of €7.0 million on the 1.7 million warrants and related exercise into common shares of Lions Gate Entertainment Corp. and a €2.7 million gain on the sale of our investment in Telitas AS.

Loss on Extinguishment of Debt

In the year ended December 31, 2003, we recorded a loss of €0.1 million realized on the extinguishment of $16.4 million face value of our 7% Convertible Subordinated Notes, compared to a loss of €5.1 million recorded in the year ended December 31, 2004 on the extinguishment of €31.0 million of our 12% Senior Notes.

Other Expenses, Net

Other expenses, net, decreased €0.4 million from €2.6 million for the year ended December 31, 2003 to €2.2 million for the year ended December 31, 2004.

Income Taxes

Income taxes decreased €5.0 million from €12.8 million for the year ended December 31, 2003 to €7.8 million for the year ended December 31, 2004, mainly due to a €6.9 million reduction of the valuation allowances for our deferred tax assets and a tax benefit of €3.0 million from a decrease of the corporate income tax rates applicable to our Dutch Television operations.

Net Income

As a result of the foregoing, our net income increased €19.5 million from €30.3 million for the year ended December 31, 2003 to €49.8 million for the year ended December 31, 2004. Without the non-cash investment gain on the Veronica transaction recorded in 2003 and the non-recurring investment gains and tax benefits recorded in 2004, the net income increased €29.0 million from €1.1 million for the year ended December 31, 2003 to €30.1 million for the year ended December 31, 2004.

Station Operating Cash Flow

“Station operating cash flow” is defined as operating income plus corporate expenses, non-cash compensation, depreciation and amortization expenses. We believe this key indicator commonly used as a measure of performance for broadcast companies, is used by investors to measure a Company’s ability to service debt and other cash needs and provides investors the opportunity to evaluate the Company’s performance as it is viewed by management. Station operating cash flow is not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses.  Station operating cash flow is not, and should not be used as, an indicator of or an alternative to operating income, net income, or cash flow from operations as reflected in our consolidated financial statements and is not a measure of financial performance under US GAAP.

The following table reconciles operating income to station operating cash flow:

		Three months ended December 31,		Year ended December 31,
		2003	2004	2003	2004
Operating income		€23,592	€39,182	€43,205	€72,926

Add:	Corporate expenses	4,796	4,237	15,109	15,254
	Non-cash compensation	4,459	441	4,966	2,995
	Depreciation	4,381	3,602	15,120	12,976
	Amortization	3,839	4,538	9,760	15,438
Station operating cash flow		€41,067	€52,000	€88,160	€119,589

Station operating cash flow for the three months ended December 31, 2004 increased €10.9 million, or 27%, compared to the three months ended December 31, 2003. The improvement was primarily attributable to increased income at our Dutch and Danish Television operations of €4.8 million and €2.1 million, respectively. Our Radio operations had increased station operating cash flow of €0.6 million, and our Print operations had station operating cash flow of €2.8 million.

For the year ended December 31, 2004, station operating cash flow increased €31.4 million, or 36%, compared to the year ended December 31, 2003. The increase was primarily attributable to improved performance at our Hungarian and Danish Television operations of €11.3 million and 4.1 million, respectively. Our Radio operations had decreased station operating cash flow of €4.7 million, and our Print operations had increased station operating cash flow of €13.1 million.

Disclosure required by the Indenture for our 12% Senior Notes

The following disclosure is required by the indenture for our 12% Senior Notes, dated as of September 14, 2001, and as amended July 13, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee (the “Indenture”).

	Three months ended December 31, 2004	Year ended December 31, 2004
Restricted Group Adjusted EBITDA (1) (2)	€44,276	€103,501
Unrestricted Group Adjusted EBITDA (1) (2)	3,487	834
Consolidated Adjusted EBITDA (1) (3)	€47,763	€104,335

(1)          Adjusted EBITDA represents operating income before depreciation and amortization expenses and non-cash compensation. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Because not all companies calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(2)          Unrestricted Group Adjusted EBITDA only includes the adjusted EBITDA of our Unrestricted Subsidiaries (as defined in the Indenture). Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our Restricted Subsidiaries (as defined in the Indenture) that are consolidated and thus excludes the unconsolidated subsidiary Ameron Srl. (Prima TV in Romania).

(3)          The following table reconciles operating income to Adjusted EBITDA:

		Three months ended December 31,		Year ended December 31,
		2003	2004	2003	2004
Operating income		€23,592	€39,182	€43,205	€72,926
Add:	Non-cash compensation	4,459	441	4,966	2,995
	Depreciation	4,381	3,602	15,120	12,976
	Amortization	3,839	4,538	9,760	15,438
Consolidated Adjusted EBITDA		€36,271	€47,763	€73,051	€104,335

Cash Flow

Cash provided by operations was €57.3 million for the year ended December 31, 2004, compared to €78.9 million for the year ended December 31, 2003. The decrease was partly due to a €27.5 million reduction in cash from prepaid subscription fees within our Print operations, and partly due to a €34.8 million decrease related to prepayments for program rights, settlement of program right payables and an increase of our program rights inventory. Such decreases were partly offset by an improved station operating cash flow of €30.4 million.

Cash used in investing activities was €74.3 million for the year ended December 31, 2004, compared to cash provided by investing activities of €132.6 million for the year ended December 31, 2003. The change was mainly due to the sale in December 2003 of our investment in TVN in Poland, the acquisition in 2004 of the 49.3% minority interest in TV Norge (30.8 million), and the cash settlement of the consideration for the acquisition of Radio 1 in Norway and Radio 2 in Denmark (18.6 million). Cash capital expenditure increased €12.5 million from €18.3 million for the year ended December 31, 2003 to €30.9 million for the year ended December 31, 2004, mainly due to relocation of offices in Denmark, Belgium and Norway and the launch of The Voice TV.

Cash used in financing activities was €31.3 million for the year ended December 31, 2004, compared to €23.6 million for the year ended December 31, 2003. The change mainly reflects the acquisition and redemption of €31.0 million of our 12% Senior Notes in the year ended December 31, 2004 compared to the acquisition and redemption of all of the 7% Convertible Subordinated Notes in the year ended December 31, 2003.

As a result of the above, our cash and cash equivalents decreased €49.8 million from €245.8 million at December 31, 2003 to €196.0 million at December 31, 2004.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statement that our revenue growth continues to outpace the market with increased viewing shares in most of our markets as we develop new revenue streams by leveraging our broadcasting assets; the statement that through the launch of new digital channels across our footprint and the acquisition of the C More Group we are strategically diversifying our revenue streams through the addition of subscription services utilizing our management and operating infrastructure; the statement that as we integrate these  new assets and implement our business plan we will seek to continue to increase profitability; the statement that the C More Group AB acquisition is expected to close March 8, 2005; the statement that we are planning to finance the remainder of the purchase price for the C More Group AB acquisition from our cash balances; the statement that we intend to repay amounts borrowed under the ABN Amro Bank N.V. bridge facility through a syndicated bank loan or by issuing debt securities or both; the statement that SBS intends to supplement its December 2004 EC complaint to also include an objection to the January 2005 law on the same grounds; the statement that although Greek law is unclear, it appears that the affected radio stations, including Lampsi, will be able to continue their broadcasts until the Greek Ministry initiates a new radio license tender process (expected to occur in the second half of 2005), and provided they participate in the tender process, until the award of the new  licenses; and the statement that because the Greek government is obliged to adhere to EU law, SBS believes that Lampsi should be able to participate in the upcoming tender process. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf.  Forward-looking statements include statements regarding our intent, belief or current expectations or those of our directors or officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors.  Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in foreign exchange rates; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations; the effects of technological changes in broadcasting; our ability to integrate recent acquisitions, and, our success at managing the risks that arise from these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof.  We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

Teleconference

We will host a teleconference to discuss our fourth quarter and full year results on Tuesday, March 8, 2005 at 10:00 a.m. New York Time, which is 4:00 p.m. Luxembourg Time. To access the teleconference, please dial +1-973-321-1100 ten minutes prior to the start time.  The teleconference will also be available via live web-cast on our website, located at www.sbsbroadcasting.com.  If you cannot listen to the teleconference at its scheduled time, there will be a replay available through March 15, 2005 that can be accessed by dialing +1-877-519-4471 (U.S. callers) or +1-973-341-3080  (International callers), passcode 5578331.  The web-cast will be archived on our website for two weeks.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden. In addition, SBS has publishing operations in The Netherlands.

For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:

Jonathan Lesko/Michael Smargiassi

Jeff Pryor

Catriona Cockburn

Brainerd Communicators, Inc.

Pryor Associates

Citigate Dewe Rogerson

Tel: +1 212 986 6667

Tel: +1 818 338 3555

Tel: +1 44 207 282 2924

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands of euro, except per share data)

	Three months ended December 31,		Year ended December 31,
	2003	2004	2003	2004

Net revenue	€195,881	€211,227	€581,691	€678,277

Operating expenses:
Station operating expenses (exclusive of items shown separately below)	120,103	123,575	388,176	431,462
Selling, general and administrative expenses	34,711	35,652	105,355	127,226
Corporate expenses	4,796	4,237	15,109	15,254
Non-cash compensation	4,459	441	4,966	2,995
Depreciation	4,381	3,602	15,120	12,976
Amortization	3,839	4,538	9,760	15,438
Total operating expenses	172,289	172,045	538,486	605,351
Operating income	23,592	39,182	43,205	72,926

Equity in income (loss) from unconsolidated subsidiaries	(2,953)	512	(7,273)	(1,104)
Interest income	797	1,196	1,669	4,117
Interest expense	(8,002)	(3,621)	(26,288)	(16,123)
Foreign exchange gain	3,624	1,567	12,167	3,805
Investment gain (loss)	(940)	4,795	29,121	9,806
Loss on extinguishments of debt	(249)	—	(140)	(5,124)
Other expense, net	(723)	(459)	(2,605)	(2,239)
Income before income taxes and minority interest	15,146	43,172	49,856	66,064
Income tax (expense)/benefit	(9,429)	634	(12,750)	(7,847)
Income before minority interest	5,717	43,806	37,106	58,217
Minority interest in income, net	(3,080)	(6,240)	(6,836)	(8,433)
Net income	€2,637	€37,566	€30,270	€49,784

Net income per common share – basic	€0.09	€1.19	€1.05	€1.59
Net income per common share – diluted	€0.09	€1.11	€1.04	€1.49

Weighted average common shares - basic	29,158	31,542	28,754	31,268
Weighted average common shares - diluted	30,752	33,809	29,172	33,337

SBS BROADCASTING SA
CONSOLIDATED BALANCE SHEETS
(in thousands of euro, except share data)

	December 31,	December 31,
	2003	2004
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	€245,836	€196,033
Short-term investments	528	354
Accounts receivable trade, net of allowance for doubtful accounts of €4,294 (€4,990 in 2003)	95,533	88,398
Accounts receivable, affiliates	1,404	1,475
Restricted cash and cash in escrow	1,853	2,451
Program rights inventory, current	102,880	117,544
Deferred tax assets, current	—	4,615
Other current assets	18,149	23,702
Total current assets	466,183	434,572

Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,581	41,256
Goodwill	149,480	159,603
Other intangible assets, net of accumulated amortization	73,517	85,671
Program rights inventory, non-current	65,079	62,928
Deferred financing cost, net of accumulated amortization	4,447	2,600
Investments in and advances to unconsolidated subsidiaries	3,791	5.972
Deferred tax assets, non-current	—	3,989
Other assets	1,200	388
Total assets	€799,278	€796,979

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	€34,537	€33,698
Accrued expenses	65,459	66,702
Program rights payable, current	58,921	46,674
Income taxes payable	4,378	3,763
Current portion of long-term debt	3,328	2,550
Deferred income, current	41,862	40,785
Other current liabilities	20,031	19,780
Total current liabilities	228,516	213,952

Program rights payable, non-current	31,190	22,651
12% senior notes due 2008	134,700	103,655
Other long-term debt	8,909	6,784
Deferred tax, non-current	27,440	38,612
Other non-current liabilities	29,405	7,588

Minority interest	61,051	58,791

Shareholders’ equity:
Common Shares (authorized 75,000,000 issued 31,780,895 (31,016,834 in 2003) at par value €2.00)	62,034	63,562
Additional paid-in capital	669,835	683,678
Accumulated deficit	(444,749)	(394,965)
Unearned compensation	(1,499)	(1,376)
Treasury shares (997 common shares in 2003)	(28)	—
Accumulated other comprehensive loss	(7,526)	(5,953)
Total shareholders’ equity	278,067	344,946
Total liabilities and shareholders’ equity	€799,278	€796,979

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of euro)

	Year ended December 31,
	2003	2004
		(unaudited)
Cash flows from operating activities:
Net income	€30,270	€49,784
Adjustments to reconcile net income to net cash provided by operating activities:
Revenue recorded in exchange for equity investments	(4,128)	(1,286)
Non-cash compensation	4,966	2,995
Depreciation and amortization	24,880	28,414
Equity in loss from unconsolidated subsidiaries	7,273	1,104
Non-cash interest expense	3,677	912
Foreign exchange gain on long-term debt	(8,274)	(134)
Investment gain, net	(28,835)	(9,806)
Loss on extinguishments of debt	140	5,124
Deferred tax expense, net	8,124	1,280
Minority interest in income	6,836	8,434
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(12,504)	8,304
Accounts receivable, affiliates	(98)	(520)
Program rights inventory, net	2,825	(31,991)
Other current assets	(958)	(2,095)
Other non-current assets	962	852
Accounts payable and accrued expenses	20,109	(3,412)
Deferred income	25,539	529
Other liabilities	(1,924)	(1,163)
Cash provided by operating activities	78,880	57,325

Cash flows from investing activities:
Proceeds from sale of short-term investments	—	9,720
Cash capital expenditure	(18,346)	(30,875)
Net proceeds from sales of equity interests	143,411	—
Payment for purchase of acquired business, net of cash acquired	7,576	(53,102)
Cash provided by (used in) investing activities	132,641	(74,257)

Cash flows from financing activities:
Net change in short-term borrowings	(1,278)	—
Proceeds from issuance of common shares	9,544	12,532
Net change in restricted cash and cash in escrow	(181)	(557)
Payment of long-term debt	(31,562)	(43,255)
Payment of capital lease obligation	(112)	—
Cash used in financing activities	(23,589)	(31,280)

Effect of exchange rate changes on cash and cash equivalents	(9,136)	(1,591)

Net change in cash and cash equivalents	178,796	(49,803)

Cash and cash equivalents, beginning of period	67,040	245,836
Cash and cash equivalents, end of period	€245,836	€196,033

SBS BROADCASTING SA

OPERATING RESULTS BY SEGMENT (UNAUDITED)

(in thousands of euro)

		Three months ended December 31,		Year ended December 31,
		2003	2004	2003	2004
Television operations
Net revenue:
TV Norge	(in Norway)	€16,407	€17,677	€52,549	€54,230
Kanal 5	(in Sweden)	24,077	27,603	83,030	88,379
TV Danmark and Kanal 5	(in Denmark)	11,219	12,553	40,138	44,242
VT4 and VijfTV	(in Belgium)	18,120	21,759	53,461	64,867
SBS6, NET5 and Veronica	(in the Netherlands)	66,945	65,173	201,310	205,631
TV2 and Irisz	(in Hungary)	25,771	28,675	78,623	92,588
Other		1,344	2,553	4,988	6,266
Total net revenue		163,883	175,993	514,099	556,203
Station operating expenses (exclusive of items shown separately below)		103,553	107,340	356,828	370,196
Selling, general and administrative expenses		22,948	23,704	79,032	84,773
Depreciation and amortization		5,705	4,923	20,123	16,899
Total operating expenses		132,206	135,967	455,983	471,868
Income from operations		€31,677	€40,026	€58,116	€84,335

Radio operations
Net revenue:
Denmark		€4,294	€3,378	€14,681	€11,343
Sweden		4,617	4,985	10,730	17,284
Norway		2,349	4,053	3,170	10,890
Finland		3,707	3,704	14,329	14,513
Greece		1,096	1,370	3,712	4,526
Other		—	83	—	108
Total net revenue		16,063	17,573	46,622	58,664
Station operating expenses (exclusive of items shown separately below)		6,784	7,278	18,727	26,299
Selling, general and administrative expenses		8,010	8,417	21,170	30,319
Depreciation and amortization		1,873	2,198	4,075	7,294
Total operating expenses		16,667	17,893	43,972	63,912
Income (loss) from operations		€(604)	€(320)	€2,650	€(5,248)

Print operations
Net revenue		€15,935	€17,661	€20,970	€63,410
Station operating expenses (exclusive of items shown separately below)		9,766	8,957	12,621	34,967
Selling, general and administrative expenses		3,753	3,531	5,153	12,134
Depreciation and amortization		642	1,019	682	4,221
Total operating expenses		14,161	13,507	18,456	51,322
Income from operations		€1,774	€4,154	€2,514	€12,088

Consolidated
Net revenue:		€195,881	€211,227	€581,691	€678,277
Income from operating segments		32,847	43,860	63,280	91,175
Corporate expenses		(4,796)	(4,237)	(15,109)	(15,254)
Non-cash compensation		(4,459)	(441)	(4,966)	(2,995)
Operating income		€23,592	€39,182	€43,205	€72,926

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 14, 2005

SBS BROADCASTING S.A.

		By:	/s/Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer